EXHIBIT 99.1


            AFFIDAVIT DATED JANUARY 28, 2002 IN SUPPORT OF ATLANTIC'S


                   PETITION FOR RELIEF UNDER CHAPTER 11 OF THE


                              U. S. BANKRUPTCY CODE

                                                    Firm's I.D. Code: 13-3707228
Sanford P. Rosen & Associates, P.C.
Attorneys for the Debtor
  and Debtor in Possession
747 Third Avenue
New York, NY 10017-2803
(212) 223-1100 Sanford P. Rosen (SR4966) sprpc@att.net

UNITED STATES BANKRUPTCY COURT
EASTERN DISTRICT OF NEW YORK
---------------------------------x
In re:

ATLANTIC HARDWARE & SUPPLY                                 Case No.
         CORPORATION,
                                  Debtor.                 Chapter 11
Debtor's Tax I.D. #: 13-2687036
---------------------------------x


.. LOCAL RULE 1007-3 AFFIDAVIT


STATE OF NEW YORK          )
                                    )   ss.:
COUNTY OF NEW YORK         )

                PAUL SELDEN, BEING DULY SWORN, DEPOSES AND SAYS:

           1. I am the President of Atlantic Hardware & Supply Corporation (the "DEBTOR") named in the above-captioned proceeding.
           2. I am authorized to submit this affidavit pursuant to Rule 1007-3 of the Local Bankruptcy Rules of this court in support of the Debtor's petition for relief under chapter 11 of the Bankruptcy Code.


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           3. There are no other prior bankruptcy proceedings filed by or pending against the Debtor.
           4. This case was not originally commenced under chapter 7 or 13 of the Bankruptcy Code.
           5. As of the date hereof, the United States Trustee has not appointed an official committee of creditors. No committee was organized prior to the commencement of the case.
           6. Unless otherwise indicated, the financial information contained herein is unaudited.
           7. The Debtor is a New York corporation. Colonial Commercial Corp., whose common and convertible preferred shares trade on the NASDAQ small cap stock market, owns 100% of the Debtor's common stock. The Debtor, founded in 1946, distributes door hardware, doors and doorframes, primarily to building contractors and commercial developers.
           8. The Debtor maintains corporate headquarters at 5-20 54th Avenue, Long Island City, New York, and has offices in Pennsylvania and Illinois. It provides over 5000 types of door locks, door closers, hinges, and other types of door-related hardware, plus wood and hollow metal doors and frames for new building construction, building renovation, interior tenant build-outs and building maintenance.
           9. On or about March 2000, the Debtor acquired the stock of Well-Bilt Steel Products, Inc. (f/k/a BRS Products, Inc.)("WELL-BILT"). The acquisition was made to allow the Debtor to diversify into the manufacturing (as opposed to the distribution) of doors, with an emphasis on security detention doors. However, achieving profitability proved elusive and in February 2001, Well-Bilt's operations were terminated and its secured lender foreclosed on its assets. Associated losses, which were almost $7.0 million, impaired the Debtor's available cash flow, and thus its profitability.



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           10. More recently, the Debtor has suffered from decreased revenues and increased selling costs. (For the quarter ended September 30, 2001, revenues decreased 25.5% to $5.5 million compared to the same quarter in 2000. For the months of October and November, sales decreased almost $1.7 million, or 35%, compared to the same period in 2000.) The decrease in sales is generally due to adverse market conditions.
           11. The World Trade Center disaster also negatively impacted operations. Many New York City customers suspended work for two weeks while unions supplied tradesman to assist in the recovery efforts. Moreover, it was difficult to make deliveries to New York City and New Jersey customers in the weeks that followed. And since then, certain customers have suspended work for several months due to impending market conditions and cleanup efforts.
           12. Given the need for additional liquidity to ensure its ability to maintain operations as a going concern, the Debtor determined that it was necessary to commence a Chapter 11 case. If restructuring efforts prove unsuccessful, it intends to sell substantially all of its business and assets as a going concern in accordance with the applicable provisions of the Bankruptcy Code.



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           13. The Debtor employs about 60 persons, one of whom is a union member. For the 11 months ended November 30, 2001, the Debtor sustained a net loss of $858,887.
           14. Pursuant to Rule 1007(d) of the Federal Rules of Bankruptcy Procedure and Local Bankruptcy Rule 1007-3(a)(iv), annexed hereto as Exhibit "A" is a list containing the names, addresses and claims of the 20 largest unsecured creditors excluding those persons who come within the definition of "insider" set forth in Section 101(31) of the Bankruptcy Code and secured creditors unless the value of the collateral is such that the unsecured deficiency places the creditor among the holders of the 20 largest unsecured claims.
           15. Pursuant to Local Bankruptcy Rule 1007-3(a)(v), annexed hereto as Exhibit "B" is a list containing the holders of the five largest secured claims against the Debtor.
           16. Pursuant to Local Bankruptcy Rule 1007-3(a)(vi), annexed hereto as Exhibit "C" is a summary of the Debtor's estimated assets and liabilities.
           17. Pursuant to Local Bankruptcy Rule 1007-3(a)(vii), the Debtor is required to file with this Chapter 11 petition a list setting forth the number and classes of shares of stock, debentures or other securities of the Debtor that are publicly held. None of the Debtor's stock is publicly held. As already mentioned, Colonial Commercial Corp owns all of the Debtor's stock.



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           18. Pursuant to Local Bankruptcy Rule 1007-3(a)(viii), the Debtor is required to file with this Chapter 11 petition a list of the Debtor's property in the possession or custody of any custodian, public officer, mortgagee, pledgee, assignee of rents, secured creditor or any agent for any such person. Except insofar as certain of the Debtor's property may be in the possession or custody of LaSalle Bank National Association, its principal secured lender, none of the Debtor's property is in the possession or custody of such persons.
           19. Pursuant to Local Bankruptcy Rule 1007-3(a)(ix), annexed hereto as Exhibit "D" is list setting forth the premises owned, under lease, or held under other arrangement from which the Debtor operates its business.
           20. Pursuant to Local Bankruptcy Rule 1007-3(a)(x), the Debtor is required to set forth the location of its substantial assets, the location of its books and records, and the nature, location and value of any assets held outside the territorial limits of the United States. All such assets and books and records are located at the Debtor's principal place of business in New York. The Debtor holds no property outside the United States.



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           21. Pursuant to Local Bankruptcy Rule 1007-3(a)(xi), the Debtor is
required to set forth a description of the nature and present status of each action or proceeding pending or threatened against the Debtor or its property where a judgment against the Debtor or a seizure of its property may be imminent. Although the Debtor is a defendant in one action, neither a judgment nor a seizure is imminent.
           22. Pursuant to Local Bankruptcy Rule 1007-3(a)(xii), annexed hereto as Exhibit "E" is a list containing the names of the individuals who comprise the Debtor's existing senior management, their tenure with the Debtor, and a brief summary of their relevant responsibilities and experience.
           23. Pursuant to Local Bankruptcy Rule 1007-3(a)(xiii), the estimated amount of the weekly payroll to employees of the Debtor (exclusive of officers, directors, stockholders and partners) for the 30-day period following the filing of the Chapter 11 petition is $156,625.
           24. Pursuant to Local Bankruptcy Rule 1007-3(a)(xiv), the amounts proposed to be paid to the officers, directors and stockholders of the Debtor during the 30-day period following the filing of the Chapter 11 petition is $26,155.



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           25. Pursuant to Local Bankruptcy Rule 1007-3(a)(xv), annexed hereto as Exhibit "F" is a schedule, for the 30-day period following the filing of the Chapter 11 petition, setting forth the Debtor's estimated cash receipts and disbursements, net cash gain or loss, obligations and receivables expected to accrue but remaining unpaid, other than professional fees.
           26. A certificate of the corporate resolutions of the Debtor authorizing the filing of its Chapter 11 petition is annexed hereto as Exhibit "G".
                                   CONCLUSION
           27. The Debtor believes that the confirmation of a plan is in the best interest of its estate and creditors. The continued operation of the Debtor as a debtor in possession during the pendency of its Chapter 11 case is essential to such plan. Accordingly, the Debtor desires to continue the operation of its business and the management of its property pursuant to the provisions of chapter 11 of the Bankruptcy Code.


                                                          ----------------------
                                                          Paul Selden, President
Sworn to before me this
28th day of January, 2002



Notary Public





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